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                                                                       EXHIBIT 9

FOR IMMEDIATE RELEASE

Contacts -- Caradon Inc.:  Scott Langdon, Corporate Communications
                           (416-234-5808)

            Easco, Inc.:  Terry D. Smith, Executive Vice President and Chief
                          Financial Officer
                          (330-545-4311)

                         CARADON INC. AGREES TO ACQUIRE
                     EASCO, INC. FOR $15.20 CASH PER SHARE

     WEYBRIDGE, ENGLAND and GIRARD, OHIO, July 28, 1999 -- Caradon Inc., a US wholly owned subsidiary of Caradon plc, and Easco, Inc. (NASDAQ: ESCO) today jointly announced that Caradon and Easco have signed a definitive agreement pursuant to which Caradon will acquire all of the outstanding common stock of Easco for a cash price of $15.20 per share, or approximately $155 million in the aggregate. The agreement was unanimously approved by the boards of directors of both companies.

     Under the terms of the agreement, a Caradon subsidiary will make a cash tender offer for all Easco shares at a price of $15.20 per share, and upon successful completion of the tender offer the Easco stock not tendered will be cashed out at $15.20 per share in a statutory merger. In connection with the transaction, Easco has changed the record date for its previously declared regular quarterly cash dividend of $0.01 per share. The new record date for the dividend is September 15, 1999, payable on September 30, 1999. Easco's largest stockholder, American Industrial Partners, and each of Easco's stock-owning directors and executive officers, collectively owning approximately 46% of Easco's outstanding shares, have entered into separate agreements with Caradon supporting the transaction.

     The acquisition of Easco is subject to a majority of Easco's fully diluted shares being tendered in the tender offer and not withdrawn, expiration of the Hart-Scott-Rodino review period and other customary conditions.

     Jurgen Hintz, Group Chief Executive of Caradon plc, said, "The acquisition of Easco is a significant step in Caradon's continuing commitment to expand our highly successful and growing North American aluminum extrusion business. The combined businesses will constitute one of the largest aluminum extrusion operations in North America."

     Norman E. Wells, Jr., President and Chief Executive Officer of Easco, stated, "This merger combines the capabilities of two excellent companies in the aluminum extrusion industry. We are pleased that the merger also provides our stockholders with an exceptional value-maximizing opportunity."

     Caradon Inc. is a wholly-owned subsidiary of Caradon plc, of Weybridge, England. Caradon plc is a major international group of companies operating across Europe and North America. Caradon plc is committed to growing each of its four product sectors -- plumbing, electrical, extrusions and security printing.

     Easco, Inc. is the largest independent extruder of soft alloy aluminum products in the United States and is a leading producer of painted extrusions. The company operates 21 aluminum extrusion presses and three casting facilities. Its products include standard and custom profiles, conduit and drawn tubing. Easco's largest shareholder is American Industrial Partners, a private equity firm with offices in New York and San Francisco.

     Wasserstein Perella & Co, Inc. advised Easco in the transaction and KPMG Corporate Finance advised Caradon.